ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 28, 2019
(with comparative figures as at June 29, 2018)
(expressed in U.S. dollars)

ASSETS

		2019		2018
CURRENT				
Cash	$	1,094,519	$	831,342
Due from affiliates (note 4)		30,487		16,103
Accrued income receivable (note 4)		-		100,032
Government remittances recoverable		779		655
		1,125,785		948,132
OTHER				
Deferred income taxes (note 5)		29,075		31,045
TOTAL ASSETS	$	1,154,860	$	979,177

LIABILITIES

		2019		2018
CURRENT				
Accounts payable and accrued liabilities	$	67,828	$	67,828
Due to affiliates (note 4)		427,122		256,903
TOTAL LIABILITIES		494,950		324,731
STOCKHOLDER'S EQUITY				
COMMON SHARES (note 6)		738,373		738,373
ADDITIONAL PAID-IN CAPITAL		300,000		300,000
DEFICIT		(378,463)		(383,927)
TOTAL STOCKHOLDER'S EQUITY		659,910		654,446
	$	1,154,860	$	979,177

Approved and authorized for issue by the Company's board of directors on August 22, 2019.

________________ DIRECTOR

________________ DIRECTOR

See accompanying notes to statement of financial condition.